BYLAWS

OF

KATCH ENTERTAINMENT, INC.
March 10, 2020

Table of Contents

1. OFFICES

1.1.   The registered office and principal place of business shall be as designated by the board of directors.

1.2.   The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

2. MEETINGS OF STOCKHOLDERS

2.1.   All meetings of the stockholders for the election of directors shall be held at such place either within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice of the meeting.

2.2.   Unless directors are elected by written consent in lieu of an annual meeting as permitted by the board of directors, an annual meeting of stockholders shall be held for the election of directors. The board of directors may allow stockholders to act by written consent to elect by a plurality vote the directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are filled by such action. (8 Del. Code § 211(b).) Annual meetings of stockholders, shall be held at such date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting. There shall be no cumulative voting.

2.3. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting. (8 Del. Code § 222(b).)

2.4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the exact location where the meeting is to be held. (8 Del. Code § 219(a).)

2.5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting. (8 Del. Code § 211(d).)

2.6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than 10 nor more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting. Notice may be given to a stockholder's last known email address. (8 Del. Code § 222(b).)

2.7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. (8 Del. Code § 222(a).)

2.8. The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. (8 Del. Code § 222.)

2.9.   When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

2.10.   Unless otherwise provided in the certificate of incorporation each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

2.11.   Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. For purposes of such written consents in lieu of meeting, emailed signatures shall be acceptable. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. (8 Del. Code § 109.)

3. DIRECTORS

3.1.   The number of directors which shall constitute the whole board shall be not less than 3 nor more than 15. The first board shall consist of three (3) directors. Thereafter, within the limits above specified, the number of directors shall be determined by resolution of the board of directors. (8 Del. Code § 141(b).) The directors shall be elected at the annual meeting of the stockholders, except as may be otherwise provided, and each director elected shall hold office until his/her successor is elected and qualified. Directors need not be stockholders.

3.2.   Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. (8 Del. Code § 223.)

3.3.   The business of the corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders. To the full extent allowed by law, the directors by their vote alone may cause a stock split or reverse stock split of the stock of the corporation.

3.4.   The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

3.5.   Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board or the president.

3.6.   Special meetings of the board may be called by the president on one (1) day's notice to each director, either personally or by mail or by email; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director; in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director.

3.7.   The board of directors may elect a chair of the board, who shall preside at each board meeting unless the board otherwise directs.

3.8.   At all meetings of the board, a majority of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9.   Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee. For purposes of such written consents in lieu of meeting, emailed signatures shall be acceptable.

3.10.   Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.11.   The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

3.12. The board of directors may designate one or more advisory committees, each of which may have one or more non-directors of the corporation as members. Any such committee, to the extent provided in the resolution of the board of directors, shall not have and may not exercise any of the powers or authority of the board of directors in the management of the business and affairs of the corporation, nor may it authorize the seal of the corporation to be affixed to any papers which may require it; but such committee shall have the authority to advise the board of directors of the corporation on any matters which the board deems appropriate

3.13. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

3.14. Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.15. Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors. (8 Del. Code § 141(k).)

4. NOTICES

4.1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail or email, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. A stockholder providing an email address to the corporation shall be deemed consent to send that stockholder email notice unless revoked by written notice by the stockholder. ([8 Del. Code § 232](#).)

4.2.   Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver in writing, signed by the person or persons entitled to said notice, whether before or after the time stated, shall be deemed equivalent to actual notice.

5. OFFICERS

5.1.   The officers of the corporation shall be chosen by the board of directors and initially shall be a president, a secretary and a treasurer. The board of directors may also choose additional officers, including but not limited to a chief executive officer, vice-presidents, and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide. To the extent allowed by law, an entity may be an officer of the corporation.

5.2.   The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, one or more vice-presidents, a secretary and a treasurer. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

5.3.   The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

5.4.   The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

5.5.   The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

5.6.   The president shall preside at all meetings of the stockholders, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.

5.7.   The president shall execute bonds, mortgages and other contracts, except where the signing and execution shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

5.8.   In the absence of the president or in the event of his/her/its inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

5.9.   The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He/she/it shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he/she/it shall be. He/she/it shall have custody of the corporate seal of the corporation and he/she/it, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his/her/its signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his/her/its signature.

5.10.   The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his/her/its inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

5.11.   Either the secretary or the treasurer may open bank accounts for the corporation and shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors or selected by the secretary or treasurer.

5.12.   The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his/her/its transactions as treasurer and of the financial condition of the corporation.

5.13.   If required by the board of directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his/her/its office and for the restoration to the corporation, in case of his/her/its death, resignation, retirement, dissolution or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his/her/its possession or under his/her/its control belonging to the corporation.

5.14.   The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his/her/its inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

6. CERTIFICATES FOR SHARES

6.1.   The shares of the corporation may be represented by a certificate or may be uncertificated on a shareholder-by-shareholder basis as determined by the officers of the corporation. Certificates shall be signed by, or in the name of the corporation by, a) the president or a vice-president, and b) by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation. (8 Del. Code § 158.)

6.2.   If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. (8 Del. Code § 151(f).)

6.3.   Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the General Corporation Law of Delaware or a statement that the corporation will furnish without charge to each stockholder who so requests the type of stock (e.g., common or preferred), the rights and any preferences of the stock (e.g., voting rights and liquidation preferences), and any limitations or restrictions (such as transfer restrictions, any rights of first refusal and any buyback rights). (8 Del. Code § 151; 8 Del. Code § 158.)

6.4.   Any of or all the signatures on a certificate may be electronic. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he/she/it were such officer, transfer agent or registrar at the date of issue.

6.5.   The board of directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond or written indemnification in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.6.   Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares such uncertificated shares shall be cancelled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.

6.7.   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the board of directors may fix a new record date for the adjourned meeting. (8 Del. Code § 213.)

6.8.   The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

7. GENERAL PROVISIONS

7.1.   Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

7.2.   Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

7.3.   All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

7.4.   The fiscal year of the corporation shall end each December 31 unless otherwise fixed by resolution of the board of directors.

7.5.   The corporate seal shall bear the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8. INDEMNIFICATION OF DIRECTORS, OFFICERS, ETC.

8.1.   The corporation shall, to the maximum extent permitted by the General Corporation Law of Delaware, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For purposes of this provision, an "agent" of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of another corporation, partnership, join venture, trust, or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation.

9. AMENDMENTS

9.1.   To the full extent allowed by law, these bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the board of directors. The power to adopt, amend or repeal bylaws by the board of directors shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws. (8 Del. Code § 109.)



Secretary – Kyle Haley